SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of February 2006

                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 |X|        Form 20-F         |_|      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                      |_|      Yes               |X|      No

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________


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         Attached  hereto as Exhibit 1 and  incorporated  herein by reference is the Registrant's press release dated February 2, 2006.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ELBIT SYSTEMS LTD.

                                  (Registrant)

                                  By: /s/ Ilan Pacholder
                                      --------------------------------------
                                  Name:   Ilan Pacholder
                                  Title:  Corporate Secretary

Dated:  February 2, 2006


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                                  EXHIBIT INDEX
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    EXHIBIT NO.     DESCRIPTION
    -----------     -----------

    1.              Press release dated February 2, 2006.


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                                                                       EXHIBIT 1

                     ELBIT SYSTEMS SELECTED TO SUPPLY 30 MM
                      UNMANNED TURRETS AND OPTO-ELECTRONIC
                    SYSTEMS FOR THE BELGIAN ARMORED INFANTRY
                                VEHICLE PROGRAM

Haifa, Israel, February 2, 2006 - Elbit Systems Ltd. (NASDAQ:ESLT) reported today that it was selected to supply various systems for the Belgian Armored Infantry Vehicle Program.

The anticipated contract value for Elbit Systems' portion of the Program is expected to be in an amount material to Elbit Systems, with deliveries to take place between 2007 - 2012.

This Program is related to a co-operation between Elbit Systems and the Swiss company Mowag, a part of the General Dynamics European Land Combat Systems Group. Mowag was selected by the Belgian Government to be the prime contractor for the supply of the Piranha III vehicles for the Program. The Program currently covers 138 vehicles out of a potential total of 242 vehicles.

Elbit Systems' portion of the Program includes the delivery of 30 mm unmanned turrets and various opto-electronic and electronic sub-systems. Finalization of the contract to Elbit Systems is expected within the coming weeks.

Joseph Ackerman, President and CEO of Elbit Systems said: "We are proud to be selected to take part in this important project for the Belgian Army. The co-operation between Mowag and Elbit Systems reflects the level of recognition we have achieved with our customers, end users and business partners worldwide. The selection of our unmanned turrets constitutes a breakthrough in an emerging international market emanating from a shift in the modern battlefield.

These systems implement the Elbit Systems Group's integrative and comprehensive abilities as well as our understanding of the modern combat arena."

Mr. Ackerman added, "We hope that Mowag's selection of our solution for a major NATO member such as Belgium will serve as a case in point for other potential customers in Europe and across the globe."

ABOUT ELBIT SYSTEMS
-------------------
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance ("C4ISR"), advanced electro-optic and space technologies. The company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

CONTACTS

Company contact                                    IR Contacts
---------------                                    -----------
Ilan Pacholder, Corporate Secretary and            Ehud Helft/Kenny Green
VP Finance & Capital Markets
ELBIT SYSTEMS LTD.                                 GK INTERNATIONAL
Tel:  972-4  831-6632                              Tel: 1-866-704-6710
Fax: 972-4  831- 6659                              Fax: 972-3-607-4711
pacholder@elbit.co.il                              ehud@gk-biz.com
---------------------                              ---------------
                                                   kenny@gk-biz.com
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STATEMENTS   IN  THIS  PRESS  RELEASE   WHICH  ARE  NOT   HISTORICAL   DATA  ARE
FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL
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FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE
DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.